EXHIBIT 99.1

ASM: TSX/NYSE American
Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1 NEWS RELEASE	T (604) 682 3701 F (604) 682 3600 www.avino.com

April 2, 2018

Avino Announces Financial Results for Fourth Quarter and Year End 2017

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE:GV6, “Avino” or “the Company”) is pleased to announce the consolidated financial results for the Company’s fourth quarter and year ended December 31, 2017. The financial statements and the management discussion and analysis can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Effective January 1, 2017, the Company changed its presentation currency to US dollars from Canadian dollars. As a result, all dollar amounts in this news release are expressed in US dollars, unless otherwise noted.

FOURTH QUARTER 2017 HIGHLIGHTS

•	Generated revenues of $8.9 million from the sale of San Gonzalo and Avino concentrates
•	Mine operating income amounted to $3.4 million an increase of 25% over the same period of 2016
•	Net income after taxes amounted to $1.5 million or a Basic EPS of $0.03
•	Produced 637,012 silver equivalent ounces[2], including 319,678 ounces of silver, 1,472 ounces of gold and 1,108,800 pounds of copper
•	Total consolidated cash cost[1] was $7.90 per payable silver equivalent ounce²
•	Consolidated all-in sustaining cost[1] (“AISC”) was $9.23 per payable silver equivalent ounce², an 8% decrease compared to $10.01 per ounce in the fourth quarter of 2016
•	Average realized selling prices for silver and gold were $16.65 and $1,278 per ounce, respectively; and the average realized copper price per tonne was $6,784
•	Cash of $3.4 million and short term investments consisting of cash of $1.0 million were on hand at the end of the quarter

2017 HIGHLIGHTS

•	Generated revenues of $33.4 million from sales of San Gonzalo and Avino concentrates, an increase of 11% compared to 2016
•	Mine operating income was $11.4 million, an increase of 4% compared to 2016
•	Net income after taxes amounted to $2.7 million or a Basic EPS of $0.05
•	Operating cash flow before movements in working capital was $7.1 million or $0.13 per share - Basic
•	Produced 2,700,585 silver equivalent ounces, [2] including 1,394,203 million ounces of silver, 7,935 ounces of gold and 4,373,166 pounds of copper
•	Total cash cost[1] was $8.65 per silver equivalent ounce[2]
•	All-in sustaining cost[1] (“AISC”) was $10.11 per payable silver equivalent ounce[2], a 2% decrease compared to $10.34 per ounce in 2016
•	Average realized selling prices for silver and gold were $17.05 and $1,268 per ounce respectively; and the average realized copper price per tonne was $6,251
•	Cash of $3.4 million and short term investments consisting of cash of $1.0 million were on hand at December 31, 2017
•	Invested $12.2 million in capital expenditures at the Avino and Bralorne mines

¹The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

²In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu.

April 2, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Financial Results for Fourth Quarter and Year End 2017

“We successfully achieved our internal production targets in 2017, and we are very close to the completion of Mill Circuit 4, a significant investment in Avino’s future, while maintaining a solid financial position” said David Wolfin, President and CEO. “During the year, we delivered a positive PEA (“Preliminary Economic Assessment”) on the Oxide Tailings project, completed a 22-hole drill program comprising 3,374 metres between San Luis and Elena Tolosa, and an additional drill program located to the East and to the North of the Avino vein targeting three areas of mineralization. The drill results support the continuation of the extensive Avino vein system. We delivered an 11% increase in revenue, an improvement in earnings, and maintained consistent silver equivalent production levels. Avino is celebrating its 50th year in the mining industry, and this would not be possible without the support and dedication of our teams in both Canada and Mexico.”

HIGHLIGHTS (Expressed in US$)	Fourth Quarter 2017	Fourth Quarter 2016	Change	Year 2017	Year 2016	Change
Operating
Tonnes Milled	129,555	134,668	-4%	541,935	544,336	0%
Silver Ounces Produced	319,678	419,355	-24%	1,394,203	1,612,060	-14%
Gold Ounces Produced	1,472	2,581	-43%	7,935	7,119	11%
Copper Pounds Produced	1,108,800	755,645	47%	4,373,166	4,206,585	4%
Silver Equivalent Ounces[1] Produced	637,012	707,775	-10%	2,700,585	2,679,334	1%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	597,285	644,479	-7%	2,245,946	2,035,618	10%
Cash Cost per Silver Equivalent Ounce[2,3]	$7.90	$8.62	-8%	$8.65	$8.48	2%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	$9.23	$10.01	-8%	$10.11	$10.34	-2%
Average Realized Silver Price per Ounce	$16.65	$16.69	0%	$17.05	$17.71	-4%
Average Realized Gold Price per Ounce	$1,278	$1,194	7%	$1,268	$1,258	1%
Average Realized Copper Price per Tonne	$6,784	$5,313	28%	$6,251	$4,850	29%
Financial
Revenues	$8,883,647	$9,048,747	-2%	$33,358,641	$30,105,336	11%
Mine Operating Income	$3,363,245	$2,692,056	25%	$11,383,511	$10,944,536	4%
Net Income (Loss)	$1,496,381	$950,770	57%	$2,653,461	$1,503,531	76%
Cash	$3,371,478	$11,779,718	-71%	$3,371,478	$11,779,718	-71%
Working Capital	$16,544,762	$23,306,043	-29%	$16,544,762	$23,306,043	-29%
Shareholders
Earnings (Loss) per Share ("EPS") – Basic	$0.03	$0.02	50%	$0.05	$0.04	25%
Cash Flow per Share (YTD)[3] – Basic	$0.05	$0.02	150%	$0.13	$0.11	18%

1. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

April 2, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Financial Results for Fourth Quarter and Year End 2017

Financial Results

The Company generated revenues of $33.4 million during 2017; an 11% increase compared with 2016, due to the Avino Mine entering into production at levels intended by management effective April 1, 2016, and were partially offset by lower silver prices in the period. In 2015, and the first quarter of 2016, the Avino mine was in the evaluation phase and proceeds from the sale of Avino Mine Concentrate were classified as a recovery of exploration and evaluation expenditures. Higher copper prices were also a contributing factor to the increased revenue in 2017.

Mine operating income was $11.4 million during 2017, an increase of $0.5 million or 4% from $10.9 million in 2016. During 2017, net income increased by $1.2 million to $2.7 million or $0.05 basic and diluted per share, compared to net income of $1.5 million or $0.04 basic and $0.03 diluted per share during 2016. The primary reason for the increase is the addition of revenue from the Avino Mine.

Operational Results

2017 Production Highlights

•	Silver equivalent[1] production - 2,700,585 oz*
•	Silver production - 1,394,203 oz
•	Gold production - 7,935 oz
•	Copper production - 4,373,166 lbs

*In 2017, we also produced and sold 73,460 silver equivalent ounces from our low grade zinc concentrate.

Silver equivalent1 production for 2017 increased by 1% to 2,700,585 oz compared to 2,679,334 oz in 2016. Silver production for 2017 decreased 14% to 1,394,203 from 1,612,060 oz compared to 2016. Gold production for 2017 increased by 11% to 7,935 oz compared to 7,119 oz in 2016. Copper production for 2017 increased by 4% to 4,373,166 lbs compared to 4,206,585 lbs in 2016. Total mill feed processed during 2017 was 541,935 compared to 544,336 dry tonnes during 2016, a decrease of 0.5%.

At the Avino mine, the silver equivalent1 ounces produced during 2017 totalled 1,911,428 compared to 1,606,272 produced in 2016, which was an increase of 19%, mainly due to the higher grade of the mill feed resulting in an increase of 9% in concentrate produced and the grade of copper increasing by 35%. Copper production increased by 47% during the 4th quarter. Over the year, gold production increased by 42%, copper by 4% and silver by 2%.

At the San Gonzalo Mine, the silver equivalent1 ounces produced during 2017 totalled 789,157 compared to 1,073,062 compared in 2016. This represents a 26% decrease compared to 2016, and was mainly due to lower tonnage of San Gonzalo mill feed being processed using Mill Circuit 2. In 2017, Mill Circuit 2 was primarily used for processing Avino Mine material, whereas in 2016, there were some months when this Circuit was used to process San Gonzalo material in addition to Mill Circuit 1.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce during 2017 was $10.11 compared to $10.34 during 2016, a decrease of 2%. As we continue to transition from development mining to production mining we anticipate achieving lower production costs.

Capital expenditures during 2017 were $12.4 million compared to $10.7 million during 2016.

Capital expenditures primarily relate to advancing the Avino Mine which included construction of Mill Circuit 4, which is now over 90% complete, exploration at the Avino Mine, the purchasing of new mining, milling/processing and transportation equipment, as well as advancing the Bralorne Mine and exploration and mining equipment.

¹ In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu.

April 2, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Financial Results for Fourth Quarter and Year End 2017

Bralorne Mine

During the year, the Company completed its review of potential scenarios for developing a long term mine operating plan. The original phased plan was for the future start-up of a small tonnage operation, and during the course of work being completed, our site management identified ground and safety issues in the existing 800 level portal. It was determined that the 800 level portal needed rehabilitative work, and consultants were engaged to review and develop a plan for the repairs. In view of the proposed repairs, which would have restricted mine throughput, the consultant’s recommendations were to construct a new portal on the 800 level, due to the age and limiting size of the original main access tunnel. The future construction of a new 800 portal should allow earlier access to the resources below the 800 level.

In November, the Company received an approved Permit Amendment from The Ministry of Energy, Mines and Petroleum Resources (“MEMPR”). The Permit Amendment provides a comprehensive and responsible permit, which is updated to modern environmental and permitting standards, and is an important step in the Company’s strategic plan to re-open the Bralorne Gold Mine. With the receipt of this modern permit, the Company anticipates an easier and quicker transition to an amended permit that would allow for future expansion. A surface drilling program is underway, and an underground drill program is being planned to update and increase the confidence in the current resource base.

First Nations Education, Training & Engagement, and Collaboration

In 2017, Avino continued the underground mining training for members of the St’at’imc communities, and the third training program with North Island College was completed in February 2018 in Pemberton, B.C. In addition to the training program through North Island College, Avino has been working with the Center for Training Excellence in Mining, the BC government, Thompson Rivers University, New Gold, Seabridge Gold and Sandvik, amongst others, on the development of the curriculum for a new accredited underground mining training program aligned with the Mining Industry Human Resources Council’s Canadian Mining Certification Program.

During 2017, Avino announced the signing of a non-binding Letter of Intent (“LOI”) with St’at’imc Eco-Resources to recognize the opportunity for collaboration and the establishment of joint ventures to allow the St’át’imc First Nations (the “St’át’imc”) to economically participate in the development and ongoing operations of the Bralorne Gold Mine project. St’át’imc Eco-Resources Ltd. is the economic arm of the St’at’imc and is owned by 9 of the 11 St’át’imc Communities.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Additional information

Avino will be holding a conference call and webcast on April 3, at 8 am PDT (11 am EDT).

Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Fourth Quarter and Year End 2017 Webcast and Conference Call or by dialing the following numbers five to ten 10 minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded and the replay will be available on the Company’s web site later that day.

April 2, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Financial Results for Fourth Quarter and Year End 2017

Qualified Person(s)

Avino’s Mexican projects are under the supervision of Jasman Yee, P.Eng, Avino Director, and the Bralorne project is under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., both of whom are qualified persons within the context of National Instrument 43-101, and have reviewed and approved the technical data in this news release.

Outlook

Avino’s mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities, in which we operate.

The Company remains focused on the following key objectives:

•	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;
•	Complete the Mill Circuit 4 expansion to increase Avino Mine production;
•	Conduct a successful drill program in 2018 to increase and improve confidence in our resource base at Bralorne;
•	Continue mine expansion drilling and explore regional targets on the Avino property; and,
•	Follow the recommendations made in the 2017 PEA on the Oxide Tailings Resource at the Avino Mine and assess the potential for processing the oxide tailings resource.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 600 people, and has created over 1,600 indirect jobs in Mexico. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

_____________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

April 2, 2018 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Financial Results for Fourth Quarter and Year End 2017

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of January 31, 2018 prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.